1900 K Street, NW Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

June 2, 2015

VIA EDGAR

Amy Miller

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”)

File Nos. 033-12113, 811-05028

Dear Ms. Miller:

In an April 27, 2015 telephone conversation with me, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 271 (“PEA 271”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (“Securities Act”), and Amendment No. 365 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on March 9, 2015. PEA 271 was filed to register Institutional Class, Class P, Administrative Class, Class D, Class A, Class C and Class R shares of the PIMCO Real Return Limited Duration Fund, a new series of the Registrant (the “Fund”). A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in PEA 271.

Prospectus

Comment 1: The fee table discloses certain fee waivers and expense reimbursement arrangements wherein PIMCO may recoup certain waivers and reimbursements in future periods “not exceeding three years.” Revise the disclosure to clarify that the “three year” period is measured from the date the applicable expense is incurred, and make conforming edits to other sections of the prospectus wherever this terminology is used. Also confirm that these arrangements are contractually in place for at least one year following the effective date of the registration statement, the agreements are filed as exhibits to the registration statement and the effect of these arrangements are only reflected in Year 1 of the expense example (if the adviser can unilaterally terminate the arrangement prior to the Year 3 period of the expense example).

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Response: The footnotes to the Fund’s fee table describe two separate fee waiver and/or expense reimbursement agreements – the Expense Limitation Agreement and the Fee Limitation Agreement.

Pursuant to the terms of the Expense Limitation Agreement, the Organizational and Trustee Fee Expenses (“Expenses”) for each Class of the Fund are annualized monthly as of the last day of the month, and if they exceed a limit set forth in the Expense Limitation Agreement, PIMCO must waive or reduce its Supervisory and Administrative Fee for such month, or reimburse the Fund, by an amount sufficient to reduce the Expenses below the limit for that month. If in any month the estimated Expenses of any Class of the Fund for that month are less than the limit, PIMCO is entitled, under certain conditions, to reimbursement by the Fund of any Supervisory and Administrative Fees waived or reduced pursuant to the Expense Limitation Agreement during the previous 36 months.

Pursuant to the terms of the Fee Limitation Agreement, PIMCO has agreed to waive the Fund’s Advisory Fee by a certain amount. Advisory Fees for each Class of the Fund are annualized monthly as of the last day of the month. In any future month in which the Investment Advisory Contract for the Fund is in effect, PIMCO is entitled to reimbursement by the Fund of any portion of the Advisory Fee waived, reduced or reimbursed pursuant to the Fee Limitation Agreement during the previous 36 months under certain conditions, including that the reimbursement, together with the Fund’s organizational and pro rata Trustee fees, may not exceed the limit set forth in the Expense Limitation Agreement.

Accordingly, we believe the 36 month recoupment provisions in both the Expense Limitation Agreement and Fee Limitation Agreement are adequately described in the Registrant’s registration statement and that they are consistent with the Staff’s comment given that PIMCO may only recoup expense reimbursements and fee waivers within a 36 month period following the expense reimbursement and/or fee waiver, as applicable.

In addition, we hereby confirm that: (i) the reduced Fund expenses attributable to the Expense Limitation Agreement and Fee Limitation Agreement are reflected only in Year 1 of the Fund’s Expense Example, not Year 3; (ii) the Expense Limitation Agreement and Fee Limitation Agreement will be filed as exhibits to the Fund’s registration statement; and (iii) that the agreements have an initial term such that they are scheduled to remain in place for at least one year following the effective date of the Fund’s prospectus.

Comment 2: Since the Principal Investment Strategies includes a discussion of “effective duration,” add a plain English definition of what is meant by “effective duration” relative to “duration.” Consider emphasizing callable bonds in such definition, if applicable.

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Response: Comment accepted. The Registrant has revised the second paragraph in the Principal Investment Strategies, as well as the Characteristics and Risks of Securities and Investment Techniques—Duration section of the prospectus, in response to the Staff’s comment to more clearly explain the concept of “effective duration” as compared to duration generally.

Comment 3: The Principal Investment Strategies states: “The effective duration of this Fund normally varies within two years (plus or minus) of the effective portfolio duration of the securities comprising the [        ], as calculated by PIMCO, which as of [     ] was [     ] years. The effective duration may not be negative.” Add a parenthetical noting the potential duration range, such as “(e.g., 1 to 5 years).” Complete and remove all brackets here and elsewhere throughout the preliminary filing.

Response: As noted in the sentence cited by the Staff’s comment, there is no pre-set limit on the Fund’s effective duration except that it will normally vary within a two-year range (plus or minus) of the effective duration of the securities comprising a benchmark index. In order to provide context for this duration guideline, the Fund provides the benchmark index’s effective duration as of a particular date. However, as the benchmark index’s effective duration increases or decreases over time, the Fund’s effective duration will normally vary within a two-year range (plus or minus) relative to the real-time changes in the duration of the benchmark index. We believe providing a range for the Fund’s effective duration relative to the benchmark index’s duration on a particular date may over-emphasize the importance of the index’s duration on that particular date, and may therefore create investor confusion. For example, investors could misconstrue the listed range as the outer limits of the Fund’s potential future duration, which would not be true since the Fund only seeks to maintain an effective duration that is within two years of the benchmark index’s effective duration. Accordingly, the Registrant respectfully declines to add a parenthetical to the disclosure noting the Fund’s potential duration rage on the date for which the benchmark index’s duration is provided.

All brackets have been completed and removed in this sentence and elsewhere throughout the Fund’s prospectus.

Comment 4: The Fund’s Characteristics and Risks of Securities and Investment Techniques—Temporary Defensive Positions section states the Fund may depart from its Principal Investment Strategies for “temporary or defensive purposes.” Form N-1A contemplates taking “temporary defensive” positions, not “temporary or defensive” positions. Please revise.

Response: The Registrant reviewed its current disclosure against the instruction cited in the Staff’s comment. Although not identical, the Registrant believes the current disclosure is substantially consistent with the instruction. Accordingly, no changes have been made in response to this comment.

Amy Miller June 2, 2015 Page 4

SAI

Comment 5: The SAI states the funds take the position that mortgage-related securities do not represent interests in any particular industry or group of industries. Revise this statement to reflect the Staff’s view that privately issued mortgage-related securities do represent interests in an industry or group of related industries, which means the funds may not reserve freedom of action to concentrate or not concentrate in such securities. If the funds have adopted internal operating policies in response to the Staff’s comment, please disclose such policies in the SAI. The Staff notes that it disagrees with the funds’ and PIMCO’s position, as expressed in prior responses to this comment.

Response: As noted in the Staff’s comment, the Staff has previously commented on this issue with respect to the Registrant’s Post-Effective Amendment No. 174, as filed on May 27, 2010, and several subsequent filings by the Registrant and other PIMCO-advised registrants. The Registrant’s response is substantively similar to the response provided to the comment on Post-Effective Amendment No. 174,1 as supplemented by subsequent letters from PIMCO to the Staff.

Consistent with the position expressed in prior PIMCO correspondence with the Staff, since June 30, 2011, each then-existing fund included in the SAI filed as part of PEA 271 has adopted an internal operating policy limiting the fund’s investment in privately issued residential mortgage-backed securities (“Private RMBS”) to no more than 25% of the fund’s assets. With respect to the treatment of privately issued commercial mortgage-backed securities (“Private CMBS”), the same funds have also adopted an internal operating policy to invest no more than 25% of their respective assets in Private CMBS. All funds included in the SAI filed as part of PEA 271, including those registered after June 30, 2011 such as the Fund, have adopted the same internal operating policies. These policies are internal operating policies of the Funds; they are not fundamental investment restrictions. Because these are internal operating policies, they are not disclosed in the Registrant’s registration statement.

Comment 6: The SAI states: “Subject to the Trust’s limitation on concentration of no more than 25% of its total assets in the securities of issuers in a particular industry, as described in the ‘Investment Restrictions’ section below, there is no limitation on the amount of a Fund’s assets which may be invested in obligations of foreign banks which meet the conditions set forth herein.” Consider revising this sentence to more clearly disclose that each fund may not invest

[1]	See Letter from Adam T. Teufel to Brion R. Thompson, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 174 (July 26, 2010).

Amy Miller June 2, 2015 Page 5

more than 25% of its assets in obligations of foreign banks because such obligations constitute an investment in a particular industry or group of industries. While the Staff acknowledges that foreign bank obligations may reasonably be assigned to multiple industries, the Staff believes the concentration policy should limit a fund’s investment to no more than 25% of its assets in foreign bank obligations constituting a particular industry or group of industries.

Response: Each foreign bank obligation is assigned an industry classification at the time of purchase by a Fund. While there is no pre-set percentage limitation on a Fund’s ability to acquire foreign bank obligations, no Fund will invest more than 25% of its assets in foreign bank obligations that are part of a particular industry. This standard is consistent with a Fund’s concentration policy, which provides that the Fund may not concentrate its investments “in a particular industry.” Accordingly, the Registrant believes the disclosure is accurate as is.

At the time of investment, the Funds review each security for industry testing using the primary SIC code assigned to the security, which is the same industry classification methodology that was suggested by the Staff in Guide 19 to Form N-1A.2 Foreign bank obligations may be assigned different SIC codes (e.g., SIC codes 6021, 6022, 6029, etc.), which would permit a Fund to potentially invest more than 25% of its assets in foreign bank obligations in the aggregate, so long as the Fund does not concentrate “in a particular industry” as defined by the SIC codes. In other words, a Fund’s concentration policy does not restrict the Fund from investing more than 25% of its assets in a “group of industries” as suggested by the Staff’s comment, only from doing so “in a particular industry.” This distinction is consistent with prior SEC guidance.3

Comment 7: Direct the Staff to existing disclosure in the SAI, or add such disclosure, regarding how total return swaps are covered (e.g., notional value, market value, other) for purposes of Section 18 of the 1940 Act, Inv. Co. Act Rel. No. 10666 and related Staff guidance.

[2]	Registration Form Used by Open-End Management Investment Companies, Securities Act Rel. No. 6479 at Guide 19 (Aug. 12, 1983) (“Guide 19”).

[3]

Guide 19 states “[i]t is the position of the staff that investment (including holdings of debt securities) of more than 25 percent of the value of the registrant’s assets in any one industry represents concentration. If the registrant intends to concentrate in a particular industry or group of industries it should…specify in the prospectus the industry or group of industries in which it will concentrate…If the registrant does not intend to concentrate, no further investment may be made in any given industry if, upon making the proposed investment, 25 percent or more of the value of the registrant’s assets would be invested in such industry” (emphasis added) (distinguishing policies to concentrate “in a particular industry or group of industries” from policies to not concentrate “in any particular industry”).

Amy Miller June 2, 2015 Page 6

Response: Pages 45-48 of the SAI included in PEA 271 address this issue. Specifically, the following disclosure was included on page 46 with respect to swap agreements generally, which applies to total return swaps:

Most types of swap agreements entered into by the Funds will calculate the obligations of the parties to the agreement on a “net basis.” Consequently, a Fund’s current obligations (or rights) under a swap agreement will generally be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the “net amount”). A Fund’s current obligations under a swap agreement will be accrued daily (offset against any amounts owed to the Fund) and any accrued but unpaid net amounts owed to a swap counterparty will be covered by the segregation or “earmarking” of assets determined to be liquid by PIMCO in accordance with procedures established by the Board of Trustees, to avoid any potential leveraging of the Fund’s portfolio. Obligations under swap agreements so covered will not be construed to be “senior securities” for purposes of a Fund’s investment restriction concerning senior securities.

Comment 8: The SAI states, “[w]ith respect to investments in Underlying PIMCO Funds by the PIMCO All Asset Fund, PIMCO All Asset All Authority Fund, PIMCO Emerging Markets Full Spectrum Bond Fund, PIMCO Global Multi-Asset Fund, PIMCO Inflation Response Multi-Asset Fund and the PIMCO RealRetirement® Funds, the Trust takes the position that investments in Underlying PIMCO Funds are not considered an investment in a particular industry, and portfolio securities held by an Underlying PIMCO Fund in which these Funds may invest are not considered to be securities purchased by these Funds for purposes of the Trust’s policy on concentration.” Revise this statement to reflect the Staff’s view that funds-of-funds (and their investment adviser) may not ignore the stated concentration policy of any underlying fund in which the fund-of-fund invests for purposes of calculating the fund-of-fund’s compliance with its concentration policy. Furthermore, the Staff believes the PIMCO Funds of Funds should consider looking-through to the portfolio holdings of Underlying PIMCO Funds for purposes of applying the PIMCO Funds of Funds’ concentration policy.

Response: As noted in the SAI disclosure, the Registrant takes the position that concentration in a particular industry is determined at the fund-of-fund level rather than by “looking through” to the portfolio holdings of Underlying PIMCO Funds. It is also the case that no Underlying PIMCO Funds (except the PIMCO Capital Securities and Financials Fund) currently has a policy to concentrate in any industry – to the contrary, each Underlying PIMCO Fund (except the PIMCO Capital Securities and Financials Fund, which concentrates in a group of industries related to banks) has adopted a fundamental policy to not concentrate in any industry (except that the

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PIMCO Money Market Fund may concentrate its investments in securities or obligations issued by U.S. banks). We are not aware of any published Commission or Staff authority that requires a fund-of-funds to “look through” its underlying funds for purposes of applying the fund-of-funds’ concentration policy.

The PIMCO funds-of-funds disclose that they do not treat Underlying PIMCO Funds as a particular industry for purposes of their concentration policy. We believe this approach is consistent with prior Commission guidance.4 Specifically, the Commission’s Guide 19 stated “[a] registrant . . . may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.” As we believe the Registrant’s position is reasonable, and therefore consistent with Commission guidance on industry classification, we believe the disclosure is appropriate as is. To the extent a PIMCO fund-of-funds makes direct investments in securities and instruments not issued by other investment companies, the fund-of-funds will consider the industries to which such direct investments belong for purposes of applying the fund-of-funds’ concentration policy. Also, to the extent an Underlying PIMCO Fund has adopted a policy to concentrate in a particular industry, the PIMCO funds-of-funds will take such policy into account to the extent they invest in such Underlying PIMCO Fund.

*            *             *

In addition to these comments, the Staff requested that the Registrant make certain representations concerning PEA 271 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

[4]	Registration Form Used by Open-End Management Investment Companies, Securities Act Rel. No. 6479 at Guide 19 (Aug. 12, 1983) (“Guide 19”).

Amy Miller June 2, 2015 Page 8

cc:	Joshua D. Ratner, Pacific Investment Management Company LLC

Ryan G. Leshaw, Pacific Investment Management Company LLC

Douglas P. Dick, Dechert LLP

Brendan C. Fox, Dechert LLP

EXHIBIT

PIMCO Funds

650 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

June 2, 2015

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”) (File Nos. 033-12113, 811-05028)

In connection with a response being made on behalf of the Registrant to comments provided with respect Post-Effective Amendment No. 271 to the Registrant’s registration statement under the Securities Act of 1933 and Amendment No. 365 to the Registrant’s registration statement under the Investment Company Act of 1940, as filed on March 9, 2015 (the “Registration Statement”), the Registrant hereby acknowledges that:

●	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

●

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

●

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Brendan C. Fox at (202) 261-3381 or Adam T. Teufel at (202) 261-3464 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow

Peter G. Strelow
President

cc:	Douglas P. Dick

Brendan C. Fox

Adam T. Teufel

Joshua D. Ratner

Ryan G. Leshaw